

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 7, 2016

Via E-mail
Mark Backens
Interim Chief Executive Officer
Timmins Gold Corp.
700 West Pender Street
Vancouver, British Columbia
V6C1G8

> **Re:** **Timmins Gold Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-35329**

Dear Mr. Backens:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining